SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 3)

RMG NETWORKS HOLDING CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

74966K 110

(CUSIP Number of Class of Securities)

Gregory H. Sachs

Executive Chairman

RMG Networks Holding Corporation

15301 Dallas Parkway, Suite 500

Addison, Texas 75001

(800) 827-9666

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Ameer Ahmad, Esq.

Jason T. Simon, Esq.

Greenberg Traurig, LLP

77 West Wacker, Suite 2500

Chicago, Illinois 60601

(312) 456-8400

CALCULATION OF FILING FEE

Transaction valuation[1]	Amount of filing fee[2]
$7,186,667	$926

1

Estimated for purposes of calculating the amount of the filing fee only. RMG Networks Holding Corporation (the “Company”)  is offering holders of a total of 13,066,666 warrants issued by the Company the opportunity to exchange such warrants for shares of the common stock, par value $0.0001 per share, of the Company by tendering eight warrants in exchange for one share of common stock. The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the Over-the-Counter Bulletin Board on February 3, 2014, which was $0.55.

2

The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $128.80 for each $1,000,000 of the value of the transaction.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$926	Filing Party:	RMG Networks Holding Corporation
Form or Registration No.:	Schedule TO	Date Filed:	February 6, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☑   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

RMG Networks Holding Corporation, a Delaware corporation (the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 27, 2014, as amended by Amendment No. 1 to Schedule TO filed on February 6, 2014 and as further amended by Amendment No. 2 to Schedule TO filed on February 18, 2014 (collectively, the “Original Schedule TO”). The Original Schedule TO, as amended by this Amendment No. 3 to Schedule TO, relates to an offer by the Company to each of its holders of warrants to receive one share of common stock, par value $0.0001 per share (each, a “Share”), of the Company in exchange for every eight outstanding warrants of the Company tendered by the holder for exchange pursuant to the offer, upon the terms and subject to the conditions described in the Second Amended and Restated Offer Letter, dated February 18, 2014 (the “Offer Letter”), filed with Amendment No. 2 to Schedule TO as Exhibit (a)(1)(K), and in the related Second Amended and Restated Letter of Transmittal and consent, filed with Amendment No. 2 to Schedule TO as Exhibit (a)(1)(L) (the “Letter of Transmittal”, which, together with the Offer Letter, as they may be amended or supplemented from time to time, constitute the “Offer”). The Offer expires at 11:59 p.m. Eastern Time, on March 26, 2014, unless the Offer is further extended.

This Amendment No.3 to Schedule TO should be read in conjunction with the Original Schedule TO, the Offer Letter and the Letter of Transmittal, as the same may be further amended hereafter and filed with the Securities and Exchange Commission. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer Letter.

This Amendment No. 3 to Schedule TO, as it amends and supplements the Original Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 11.   Additional Information.

(b) Other Material Information.

Section (b) of Item 11 is hereby amended and supplemented by adding the following:

On March 20, 2014, the Company issued a press release in which it announced (i) an extension of the Offer, such that it shall expire at 11:59 p.m. Eastern Time on March 26, 2014, unless otherwise terminated or further extended, and (ii) the waiver of the condition to the Offer that at least 65% of the outstanding Public Warrants be tendered in the Offer. A copy of the press release is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(E)	Press Release dated March 20, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RMG NETWORKS HOLDING CORPORATION

	By:	/s/ Bill Cole
	Name:	Bill Cole
	Title:	Chief Financial Officer

Date: March 20, 2014

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated January 27, 2014.
(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(1)(F)	Amended and Restated Offer Letter dated February 6, 2014.
(a)(1)(G)	Amended and Restated Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(H)	Amended and Restated form of Notice of Guaranteed Delivery.
(a)(1)(I)	Amended and Restated Form of letter to brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(1)(J)	Amended and Restated Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(1)(K)	Second Amended and Restated Offer Letter dated February 18, 2014.
(a)(1)(L)	Second Amended and Restated Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(M)	Second Amended and Restated form of Notice of Guaranteed Delivery.
(a)(1)(N)	Second Amended and Restated Form of letter to brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(1)(O)	Second Amended and Restated Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2013, incorporated herein by reference.
(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013, incorporated herein by reference.
(a)(5)(C)	Press release dated January 27, 2014.
(a)(5)(D)	Press release dated February 18, 2014.
(a)(5)(E)	Press release dated March 20, 2014.*
(b)	Not applicable.
(d)(1)

Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-172085) filed with the SEC on March 8, 2011.

(d)(2)	Specimen Warrant Certificate, incorporated herein by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1 (Registration No. 333-172085) filed with the SEC on March 8, 2011.
(d)(3)

Warrant Agreement between the Company and CST, incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1 (Registration No. 333-172085) filed with the SEC on March 8, 2011.

(d)(4)

Registration Rights Agreement, dated April 12, 2011, by and between the Company and SCG Financial Holdings LLC, incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Company on April 18, 2011.

(d)(5)

Registration Rights Agreement, dated April 8, 2013, by and among the Company and the former Reach Media Group stockholders party thereto, incorporated by reference to Exhibit 10.18 to the current report on Form 8-K filed by the Company on April 12, 2013.

(d)(6)

Registration Rights Agreement, dated April 8, 2013, by and among the Company, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC and Tennenbaum Opportunities Partners V, LP, incorporated by reference to Exhibit 10.19 to the current report on Form 8-K filed by the Company on April 12, 2013.

(d)(7)

Investor Rights Agreement, dated April 19, 2013, by and among the Company, Plexus Fund II, L.P., Kayne Anderson Mezzanine Partners (QP), LP, KAMPO US, LP and Kayne Anderson Mezzanine Partners, LP, incorporated by reference to Exhibit 10.22 of the Company’s Registration Statement on Form S-1 (Registration No. 333-188413) filed with the SEC on June 28, 2013.

(d)(8)

Registration Rights Agreement, dated April 19, 2013, by and between the Company and DRW Commodities, LLC, incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1 (Registration No. 333-188413) filed with the SEC on June 28, 2013.

(d)(9)

Equity Rights Agreement, dated as of November 14, 2013 between the Company and Comvest Capital II, L.P., incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Company on November 20, 2013.

(g)	Not applicable.
(h)	Not applicable.

*   Filed herewith.